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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016
Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.
(Translation of registrant's name into English)

73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda
(441) 294-3309
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Business Partners L.P.'s interim report for the quarter ended September 30, 2016
99.2	Form 52-109F2 — Certification of Interim Filings — CEO
99.3	Form 52-109F2 — Certification of Interim Filings — CFO

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
Date: November 9, 2016	By:	/s/ JANE SHEERE Name: Jane Sheere Title: Corporate Secretary

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EXHIBIT LIST
SIGNATURES